Exhibit 99.1

LAVA THERAPEUTICS N.V.

Condensed Consolidated Interim Statements of Loss

and Comprehensive Loss

(in thousands, except share and per share amounts) (unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2021	2020	2021	2020
Revenue
Research and license revenue	6	€897	€592	€1,818	€592
Total revenue		897	592	1,818	592
Operating expenses:
Research and development	7	(4,506)	(3,074)	(20,245)	(6,010)
General and administrative	8	(1,858)	(672)	(3,273)	(1,353)
Total operating expenses		(6,364)	(3,746)	(23,518)	(7,363)

Operating loss		(5,467)	(3,154)	(21,700)	(6,771)
Interest expense, net		(156)	(57)	(264)	(108)
Foreign currency exchange loss, net		(136)	(261)	(347)	(268)
Total non-operating expenses		(292)	(318)	(611)	(376)

Loss before income tax		(5,759)	(3,472)	(22,311)	(7,147)
Income tax (expense) benefit		(25)	3	(47)	—
Net loss		€(5,784)	€(3,469)	€(22,358)	€(7,147)
Foreign currency translation adjustment		(893)	—	(404)	—
Total comprehensive loss		€(6,677)	€(3,469)	€(22,762)	€(7,147)
Net loss per share
Net loss per share, basic and diluted		€(0.23)	€(7.75)	€(1.64)	€(15.97)
Weighted average common shares outstanding, basic and diluted		25,523,501	447,525	13,641,062	447,525

Condensed Consolidated Interim Statements of Financial Position

(in thousands)

		June 30,	December 31,
	Notes	2021	2020
		(unaudited)
Assets
Non-current assets
Property and equipment, net		€923	€906
Right-of-use assets		236	311
Deferred tax assets		15	—
Non-current assets and security deposits		612	626
Total non-current assets		1,786	1,843
Current assets
Trade receivables and other		360	929
Prepaid expenses and other current assets		4,162	95
Deferred offering costs		—	661
VAT receivable		266	274
Cash and cash equivalents		128,354	12,881
Total current assets		133,142	14,840
Total assets		€134,928	€16,683
Equity and Liabilities
Equity
Share capital		€3,093	€—
Share premium		—	35,159
Equity-settled employee benefits reserve		2,195	801
Foreign currency translation reserve		(751)	(347)
Additional paid-in capital		162,813	—
Accumulated deficit		(51,764)	(29,406)
Total equity		115,586	6,207
Non-current liabilities
Deferred revenue	6	—	1,480
Lease liabilities		122	221
License liabilities	5	4,437	—
Borrowings		3,262	2,935
Total non-current liabilities		7,821	4,636
Current liabilities
Trade payables and other		1,820	760
Lease liabilities		244	168
License liabilities	5	4,637	—
Accrued expenses and other current liabilities		1,608	1,362
Deferred revenue	6	3,212	3,550
Total current liabilities		11,521	5,840
Total liabilities		19,342	10,476
Total equity and liabilities		€134,928	€16,683

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share and per share amounts) (unaudited)

		Preference
	Note	Series A shares	Series A Share premium	Series B shares	Series B Share premium	Series C shares	Series C Share premium	Ordinary share shares	Share capital	Equity- settled employee benefits reserves	Foreign currency translation reserve	APIC	Accumulated deficit	Total
Balance at April 1, 2021		—	€—	—	€—	—	€—	25,114,162	€3,014	€1,341	€142	€154,954	€(45,980)	€113,471
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(5,784)	(5,784)
Issuance of Greenshoe common stock		—	—	—	—	—	—	425,712	51	—	—	4,887	—	4,938
Issuance of VUmc common stock		—	—	—	—	—	—	235,664	28	—	—	2,972	—	3,000
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(893)	—	—	(893)
Share-based compensation expense	9	—	—	—	—	—	—	—	—	854	—	—	—	854
Balance at June 30, 2021		—	€—	—	€—	—	€—	25,775,538	€3,093	€2,195	€(751)	€162,813	€(51,764)	€115,586

		Preference
	Note	Series A shares	Series A Share premium	Series B shares	Series B Share premium	Series C shares	Series C Share premium	Ordinary share shares	Share capital	Equity- settled employee benefits reserves	Foreign currency translation reserve	APIC	Accumulated deficit	Total
Balance at January 1, 2021		1,037,595	€629	3,899,766	€16,001	4,133,805	€18,529	281,775	€—	€801	€(347)	€—	€(29,406)	€6,207
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(22,358)	(22,358)
Share split		—	(124)	—	(468)	—	(497)	—	1,123	—	—	(34)	—	—
Issuance of Series C preferred shares, net		—	—	—	—	9,945,221	50,581	—	1,193	—	—	—	—	51,774
Repurchase of Series A and common shares		(718,250)	(349)	—	—	—	—	(165,750)	(106)	—	—	(4,153)	—	(4,608)
Conversion of Preference shares		(319,345)	(156)	(3,899,766)	(15,533)	(14,079,026)	(68,613)	18,298,137		—	—	84,302	—	—
Issuance of common stock in initial public offering, net	1,4	—	—	—	—	—	—	6,700,000	804	—	—	74,839	—	75,643
Issuance of Greenshoe common stock		—	—	—	—	—	—	425,712	51	—	—	4,887	—	4,938
Issuance of VUmc common stock		—	—	—	—	—	—	235,664	28	—	—	2,972	—	3,000
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(404)	—	—	(404)
Share-based compensation expense	9	—	—	—	—	—	—	—	—	1,394	—	—	—	1,394
Balance at June 30, 2021		—	€—	—	€—	—	€—	25,775,538	€3,093	€2,195	€(751)	€162,813	€(51,764)	€115,586

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share and per share amounts) (unaudited)

		Preference
	Note	Series A shares	Series A Share premium	Series B shares	Series B Share premium	Series C shares	Series C Share premium	Ordinary share shares	Share capital	Equity- settled employee benefits reserves	Foreign currency translation reserve	APIC	Accumulated deficit	Total
Balance at April 1, 2020		1,755,845	€1,065	3,899,766	€16,001	—	€—	447,525	€—	€476	€—	€—	€(15,857)	€1,685
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(3,469)	(3,469)
Share-based compensation expense	9	—	—	—	—	—	—	—	—	98	—	—	—	98
Balance at June 30, 2020		1,755,845	€1,065	3,899,766	€16,001	—	€—	447,525	€—	€574	€—	€—	€(19,326)	€(1,686)

		Preference
	Note	Series A shares	Series A Share premium	Series B shares	Series B Share premium	Series C shares	Series C Share premium	Ordinary share shares	Share capital	Equity- settled employee benefits reserves	Foreign currency translation reserve	APIC	Accumulated deficit	Total
Balance at January 1, 2020		1,755,845	€1,065	3,899,766	€16,001	—	€—	447,525	€—	€324	€—	€—	€(12,179)	€5,211
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(7,147)	(7,147)
Share-based compensation expense	9	—	—	—	—	—	—	—	—	250	—	—	—	250
Balance at June 30, 2020		1,755,845	€1,065	3,899,766	€16,001	—	€—	447,525	€—	€574	€—	€—	€(19,326)	€(1,686)

Condensed Consolidated Interim Statements of Cash Flows

(in thousands) (unaudited)

		Six Months Ended June 30,
	Notes	2021	2020
Cash flows from operating activities
Loss before income tax		€(22,311)	€(7,147)
Adjusted for:
Depreciation and amortization of non-current assets		58	81
Foreign currency exchange loss, net		347	268
Non-cash lease amortization		75	90
Share-based compensation expense	9	1,394	250
Income tax expense		(47)	—
Changes in working capital:
Trade receivables and other		569	(53)
VAT receivable		8	20
Other assets		(4,064)	(25)
Trade accounts payable and other		1,061	824
Deferred revenue	6	(1,818)	6,805
License liabilities		12,073	—
Other liabilities		247	327
Net cash (used in) provided by operating activities		(12,408)	1,440
Cash flows from investing activities
Purchase of property and equipment		(76)	(143)
Change in restricted cash		—	(1)
Net cash used in investing activities		(76)	(144)
Cash flows from financing activities
Proceeds from common shares from initial public offering, net	1,4	81,242	—
Proceeds from Series C preferred financing, net		51,774	—
Payment of Series A preferred and common shares repurchased		(4,609)	—
Proceeds from borrowings		327	862
Payment of principal portion of lease liabilities		(23)	(93)
Net cash provided by financing activities		128,711	769
Net increase in cash and cash equivalents		116,227	2,065
Cash and cash equivalents at the beginning of year		€12,881	€6,544
Effects of exchange rate changes on the balance of cash held in foreign currencies		(754)	(268)
Cash and cash equivalents at end of the period		€128,354	€8,341
Supplemental schedule of noncash investing and financing activities:
Issuance of 235,664 common shares to VUmc in lieu of payment for license liabilities		€3,000	€—

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

LAVA Therapeutics N.V., together with its subsidiary, is a clinical stage biotechnology company focused on transforming cancer treatment by developing a platform of novel bispecific antibodies engineered to selectively induce gamma-delta T cell mediated immunity against tumor cells. LAVA Therapeutics N.V. was incorporated in 2016 and is headquartered in Utrecht, the Netherlands. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to LAVA Therapeutics N.V. and its subsidiary.

On March 29, 2021, the Company completed an initial public offering (“IPO”) of common shares in the United States pursuant to its registration statement on Form F-1, as amended (File No. 333-253795). The common shares are listed for trading under the symbol “LVTX” on The Nasdaq Global Select Market (“Nasdaq”).  Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of €0.12 par value common stock at a price of €12.60 or $15.00 per share.  Net proceeds from the IPO were approximately €75.5 million ($89.0 million) after deducting underwriting discounts and commissions of €5.9 million ($7.0 million) and offering costs of €3.8 million ($4.5 million). In March 2021, the Company also received €47.2 million in proceeds from the Series C financing, net of repurchasing Series A Preferred and common shares.

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of €12.60 or $15.00 per share resulting in additional IPO net proceeds to the Company of €4.9 million ($5.9 million) after deducting underwriting discounts and commissions of €0.3 million ($0.4 million).

In connection with becoming a public company, on March 29, 2021 the Company changed its name from “Lava Therapeutics, B.V.” to “Lava Therapeutics N.V.” The address of the Company’s registered office is Yalelaan 60, 3584 CM Utrecht, the Netherlands.

The Audit Committee of the Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on August 10, 2021.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2020 and 2019 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or IASB.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Cash and Cash Equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position is comprised of cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

Our objective in managing our cash resources (cash, cash equivalents and marketable securities) is to preserve principal, achieve liquidity requirements, and safeguard funds. We maintain our cash resources in accordance with our investment policy, which defines allowable investments, specifies credit quality standards and is designed to limit our credit exposure to any single issuer. Cash and cash equivalents include deposits and investments. Marketable securities include commercial paper, treasury bills and securities issued by several public corporations and the Dutch, EU or U.S. Treasury. A minimum of two times the amount of expected monthly cash outflow must be liquid at the beginning of each month. Our invested cash resources are deployed to achieve our operating objectives in furthering our programs. We are prohibited from borrowing for investment purposes and from engaging in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management.

For the purposes of the condensed consolidated interim statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

There were no new standards, interpretations, or amendments that became effective in the current reporting period which had an impact on the unaudited condensed consolidated interim financial statements.

Note 3—Significant Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payments, lease accounting, and to our research and license agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first six months of 2021 or 2020, due to conditions that existed at December 31, 2020, or 2019, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first six months of 2021 or 2020.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

Note 4—Initial Public Offering

On March 29, 2021, the Company completed an IPO of common shares pursuant to its registration statement on Form F-1, as amended (file 333-253795) under the symbol “LVTX” in the United States on Nasdaq. Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of €0.12 par value common share at a price of €12.60 or $15.00 per share. Net proceeds from the IPO were approximately €75.5 million ($89.0 million) after deducting underwriting discounts and commissions of €5.9 million ($7.0 million) and offering costs of €3.8 million ($4.5 million).

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of €12.60 or $15.00 per share resulting in additional IPO proceeds to the Company of €4.9 million ($5.9 million) after deducting underwriting discounts and commissions of €0.3 million ($0.4 million).

Note 5—License Liabilities

On February 25, 2021, the VUmc Agreement was restated, due to the Company’s IPO which triggered a €12.1 million payment (the VUmc payment). The VUmc payment was calculated as the following:

•	The Company shall issue common shares equal to €3.0 million divided by the IPO price and €200,000 in cash; and

•

On each of the first and second anniversary of the IPO, the Company shall pay €4.4 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of the initial public offering.

During the three months ended June 30, 2021, the Company issued 235,664 common shares at €12.73 share price representing the €3.0 million in accordance with the VUmc agreement. The remaining part of the VUmc payment, €9.1 million, was recorded as a liability, €4.5 million was classified as non-current liability, and €4.6 million of this liability was classified as a current liability in the unaudited condensed consolidated interim statements of financial position as of June 30, 2021.

Note 6—Revenue

Research and License Revenue

In May 2020, the Company entered into the Janssen Agreement. As part of the Janssen Agreement, the Company received a non-refundable upfront payment of €7.4 million, which is being recognized on a straight-line basis over the two-year term of the research activities under agreement. As of June 30, 2021 there was €3.2 million of remaining unearned income related to this payment.

The Company’s deferred revenue balance relates to amounts received, but not yet earned under the Janssen Agreement. The following table presents changes in the deferred revenue balance (in thousands):

Balance at January 1, 2020	€—
Deferral of revenue	7,397
Recognized during the period	(2,367)
Balance at December 31, 2020	5,030
Recognized during the period	(1,818)
Balance at June 30, 2021	€3,212

        Revenue for the six months ended June 30, 2021 and 2020 was €1.8 million and €0.6 million, respectively, which related to the upfront payment. There were no development milestones achieved during the three months ended June 30, 2021.

Note 7—Research and Development Expenses

Research and development expenses for the three and six months ending June 30, 2021 and 2020 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Pre-clinical and clinical trial expenses	€2,219	€2,576	€4,525	€4,600
Personnel-related costs	990	287	1,847	650
VUmc license expenses	—	—	12,073	—
Research and development activities expenses	442	84	624	440
Share-based compensation expense	157	38	304	67
Other expenses	698	89	872	253
	€4,506	€3,074	€20,245	€6,010

Note 8—General and Administrative Expenses

General and administrative expenses for the three and six months ending June 30, 2021 and 2020 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Share-based compensation expense	€697	€60	€1,090	€183
Personnel-related costs	639	426	1,149	675
Professional and consultant fees	464	148	847	359
Facilities, fees and other related costs	58	38	187	136
	€1,858	€672	€3,273	€1,353

Note 9—Share-based awards

As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available, and the Company established the 2021 Long-Term Incentive Option Plan for all its employees, members of the Board of Directors and select external consultants.

Stock Options

There were 2,183,483 stock options outstanding as of June 30, 2021 at a weighted-average exercise price of €3.51 per share. During the six months ended June 30, 2021, 493,938 options were granted to employees and directors at a weighted-average exercise price of €10.60 per share.

Total compensation cost recognized for all stock option awards for the three and six months ending June 30, 2021 and 2020 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Research and development	€157	€38	€304	€67
General and administrative	697	60	1,090	183
	€854	€98	€1,394	€250

The fair value of the share options has been measured using the Black-Scholes model. The assumptions used in the measurement of the fair values and the weighted average of the share options granted during the six months ended June 30, 2021:

Expected annual volatility	80.10%
Expected life, years	6.08
Dividend yield	—
Risk-free interest rate	(0.53%) - (0.62%)
Weighted average grant date fair value	€7.11

The Company estimates volatility based on the historical volatility of its peer group. The unrecognized remaining stock-based compensation balance for shares issued inside of the Plan was approximately $4.2 million as of June 30, 2021 which is expected to amortize over 1.5 years.

Note 10—Prepaid Expenses

Prepaid expenses as of June 30, 2021 and December 31, 2020 were as follows (in thousands):

	June, 30	December 31,
	2021	2020
Pre-clinical and clinical trial expenses	€2,179	€—
Insurance expenses	1,884	—
License fees	40	44
Other expenses	59	51
	€4,162	€95

Note 11—Share Capital

The share capital of LAVA Therapeutics N.V. consisted of 25,775,538 outstanding common shares at a nominal value of €0.12 per share as of June 30, 2021.